[redacted]

14041782

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OCT 3 1 2014
WASH., D.C. 191 SECTION

SEC FILE NUMBER
8-35085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING SEPTEMBER 1ST, 2013 (MM/DD/YY) AND ENDING AUGUST 31ST, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 108TH AVE NE , SUITE 725
(No. and Street)

BELLEVUE (City) WASHINGTON (State) 98004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JON TRIBBEL 425-777-4676
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BREARD & ASSOCIATES, INC
(Name – *if individual, state last, first, middle name*)

9221 CORBIN AVE #170 (Address) NORTHRIDGE (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JON TRIBBEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CONOVER SECURITIES CORPORATION, as of AUGUST 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

PATRICE M. HUGHES
COMMISSION EXPIRES
NOTARY PUBLIC
JAN. 16, 2015
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Conover Securities Corporation

We have audited the accompanying statement of financial condition of Conover Securities Corporation (the "Company") as of August 31, 2014, and the related statement of operations changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Conover Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Conover Securities Corporation as of August 31, 2014 , and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Conover Securities Corporation's financial statements. The supplemental information is the responsility of Conover Securities Corporation's management. Our audit proccedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable , and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
October 28, 2014

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Conover Securities Corporation

Statement of Financial Condition

August 31, 2014

Assets

Cach and cash equivalents	$	8,272
Deposit at clearing firm		15,000
Commissions receivable		7,914
Accounts receivable		2,361
Note receivable from related party		39,718
Equipment and furniture, net		1,609
Total assets	$	74,874

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	4,444
Accrued payroll expenses		13,750
Total liabilities		18,194
Commitments and contingencies		
Stockholder's equity		
Common stock, no par value, 50,000 shares authorized, 23,500 shares issued and outstanding,		194,500
Accumulated deficits		(137,820)
Total stockholder's equity		56,680
Total liabilities and stockholder's equity	$	74,874

The accompanying notes are an integral part of these financial statements.

Conover Securities Corporation
Statement of Operations
For the Year Ended August 31, 2014

Revenues		
Commissions	$	424,964
Interest income		1,136
Total revenues		426,100
Expenses		
Employee compensation & benefits		355,222
Commissions and floor brokerage expense		14,602
Communication and data processings		9,451
Occupancy and equipment rental		35,841
Professional fees		24,483
Other operating expenses		63,978
Total expenses		503,577
Net income (loss) before income tax provision		(77,477)
Net income (loss)	$	(77,477)

The accompanying notes are an integral part of these financial statements.

Conover Securities Corporation
Statement of changes in Stockholder's Equity
For the Year Ended August 31, 2014

	Common Stock	Accumulated Deficits	Total
Balance at August 31, 2013	$ 194,500	$ (60,343)	$ 134,157
Net income (loss)	-	(77,477)	(77,477)
Balance at August 31, 2014	$ 194,500	$ (137,820)	$ 56,680

The accompanying notes are an integral part of these financial statements.

Conover Securities Corporation
Statement of Cash Flows
For the Year Ended August 31, 2014

Cash flow from operating activities:		
Net income (loss)		$ (77,477)
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
Depreciation	$ 1,072	
(Increase) decrease in :		
Deposit at clearing firm	(15,000)	
Commissions receivable	31,689	
Accounts receivable	2,993	
Note receivable from related party	6,294	
(Decrease) increase in :		
Accounts payable and accrued expenses	240	
Accrued payroll expenses	(16,774)	
Total adjustments		10,514
Net cash and cash equivalents provided by (used in) operating activities		(66,963)
Net cash and cash equivalents provided by (used in) investing activities		-
Net cash and cash equivalents provided by (used in) financing activities		-
Net increase (decrease) in cash and cash equivalents		(66,963)
Cash and cash equivalents at August 31, 2013		75,235
Cash and cash equivalents at August 31, 2014		$ 8,272

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Conover Securities Corporation (the "Company") was incorporated in the State of Delaware on April 9, 2013. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services. The company is authorized to be (1) a mutual fund retailer, (2) a municipal securities broker, (3) a broker or dealer selling variable life insurance or annuities, (4) and a non-exchange member arranging for transactions in listed securities by exchange member.

The Company is a wholly-owned subsidiary of Abacus Group, LLC (the "Parent").

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Mutual fund and annuity income are recognized when earned.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Equipment and furniture, net are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

NOTE 2: DEPOSIT AT CLEARING FIRM

The Company has a brokerage agreement with its clearing firm to carry its account and the accounts of its clients as customers of the clearing firm. The clearing firm has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing firm as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at August 31, 2014 was $15,000.

NOTE 3: INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the Statement of Operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Defered	Valuation Allowance	Total
Federal	$ -	$ 22,245	$ (22,245)	$ -
State	-	-	-	-
Total income taxes expense (benefit)	$ -	$ 22,245	$ (22,245)	$ -

The Company has available at August 31, 2014, unused operating loss carry-forwards, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $22,245. The net operating loss begins to expire in the year 2033.

NOTE 3: INCOME TAXES
(Continued)

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of August 31, 2014, the IRS has not proposed any adjustment to the Company's tax position.

NOTE 4: EQUIPMENT AND FURNITURE, NET

Equipment and furniture, net are recorded net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Furniture	$	8,488	5-7
Equipment		8,909	5
		17,397	
Less: accumulated depreciation		(15,788)	
Equipment and furniture, net, net	$	1,609	

Depreciation expense for the year ended August 31, 2014 was $1,072.

NOTE 5: RELATED-PARTY TRANSACTIONS

The Company has an expense sharing agreement with Abacus Group, LLC (the "Parent") whereby the Company pays the Parent for use of its facilities. Under this agreement, the Company paid the Parent $35,841 for rent and utilities. Under this agreement, the Company paid the Parent $9,451 for miscellaneous overhead expenses.

NOTE 5: RELATED-PARTY TRANSACTIONS
(Continued)

On September 1, 2009, the Company entered into a contract for the purchase of substantially all of the assets of an investment brokerage firm. The total purchase price of the transaction was $360,000; $101,012 of which the Company paid initially in September 2009. The contract was then restructured to reassign the purchase to the Parent of the Company. A note was issued to the Company by the Parent at a 3.25% annual interest for the funds expended. During the year ended August 31, 2014 the Company received $1,136 in interest income and was still owed $39,718.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 6: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Commitments

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuit at August 31, 2014 or during the year then ended.

NOTE 7: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

NOTE 7: GUARANTEES (Continued)

The Company has issued no guarantees at August 31, 2014 or during the year then ended.

NOTE 8: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 9: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 10: RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reports rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

NOTE 10: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organizational rules.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on August 31, 2014, the Company had net capital of $12,992 which was $7,992 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($18,194) to net capital was 1.4 to 1.

Conover Securities Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of August 31, 2014

Computation of net capital		
Common stock	$ 194,500	
Accumulated deficits	(137,820)	
Total stockholder's equity		56,680
Less: Non-allowable assets		
Accounts receivable	(2,361)	
Note receivable from related party	(39,718)	
Equipment and furniture, net	(1,609)	
Total non-allowable assets		(43,688)
Net capital before haircuts		12,992
Total haircuts and undue concentration		-
Net Capital		12,992
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 1,213	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 7,992
Aggregate indebtedness		$ 18,194
Ratio of aggregate indebtedness to net capital		1.4 : 1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated August 31, 2014.

Conover Securities Corporation
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of August 31, 2014

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

Conover Securities Corporation
Schedule III - Exemption Report Required by SEC Rule 17a-5, 17 C.F.R
As of August 31, 2014

Conover Securities Corporation (the "Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel the Company to file annual reports with the Securities and Exchange Commission and the Company's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by the Company. Pursuant to that requirement, the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the exemption provision in Rule 15c3-3 (k)(2)(ii) throughout the year ended August 31, 2014 without exception.

Conover Securities Corporation
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended August 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Conover Securities Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Conover Securities Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Conover Securities Corporation stated that Conover Securities Corporation mets the identified exemption provisions throughout the most recent fiscal year without exception. Conover Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Conover Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
October 28, 2014

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

CONOVER
SECURITIES
Member FINRA/SIPC

155 108th Ave NE, Suite 725 • Bellevue, WA 980004 • 425.455.1040 • 800.257.2560

Assertions Regarding Exemption Provisions

We, as members of management of Conover Securities Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii)

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending June 1, 2014 to August 31, 2014.

Conover Securities Corporation

By: ________________

Jon Tribbel - President

October 27th 2014

Document I: No Exceptions to Meeting Exemption